                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                        AIRNET COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   00941P 10 6
                                 (CUSIP Number)

                                December 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 9 pages

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CUSIP No. 00941P 10 6                 13G                     Page 2 of 9 Pages
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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         HVFM-I, L.P.
         51-0352975
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF                         5.   SOLE VOTING POWER
   SHARES                                 None
BENEFICIALLY                  --------------------------------------------------
  OWNED BY
    EACH                            6.   SHARED VOTING POWER
 REPORTING                                1,742,135(1)
   PERSON                     --------------------------------------------------
    WITH
                                    7.   SOLE DISPOSITIVE POWER
                                          None
                              --------------------------------------------------
                                    8.   SHARED DISPOSITIVE POWER
                                          1,742,135(1)

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,742,135(1)

--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------



---------------
(1) Includes 1,685,535 shares of common stock held by the Reporting Person, 49,067 shares of common stock issuable upon exercise of a warrant by the Reporting Person and 7,533 shares of common stock issuable upon exercise of options granted to J. Douglass Mullins and assignable to the Reporting Person. Voting and investment power with respect to the shares is shared with the other Reporting Persons filing hereunder.

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CUSIP No. 00941P 10 6                  13G                     Page 3 of 9 Pages
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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         VFAM-I, L.L.C.
         51-0357594
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [   ]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF                         5.   SOLE VOTING POWER
   SHARES
BENEFICIALLY                              None
  OWNED BY                       -----------------------------------------------
    EACH                            6.   SHARED VOTING POWER
 REPORTING
   PERSON                                 1,742,135(1)
    WITH                         -----------------------------------------------

                                    7.   SOLE DISPOSITIVE POWER
                                          None
                                 -----------------------------------------------
                                    8.   SHARED DISPOSITIVE POWER
                                          1,742,135(1)

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,742,135(1)

--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
         OO  (limited liability company)

--------------------------------------------------------------------------------



--------------
(1) Includes 1,685,535 shares of common stock held by HVFM-I, L.P., 49,067 shares of common stock issuable upon exercise of a warrant by HVFM-I, L.P. and 7,533 shares of common stock issuable upon exercise of stock options granted to J. Douglass Mullins and assignable to HVFM-I, L.P. Voting and investment power with respect to the shares is shared with the other Reporting Persons filing hereunder.

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CUSIP No. 00941P 10 6                13G                       Page 4 of 9 Pages
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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         J. Douglass Mullins
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER OF                         5.   SOLE VOTING POWER
   SHARES                                 3,500
BENEFICIALLY                    ------------------------------------------------
  OWNED BY                          6.   SHARED VOTING POWER
    EACH                                  1,742,135(1)
 REPORTING                      ------------------------------------------------
   PERSON                           7.   SOLE DISPOSITIVE POWER
    WITH                                  3,500
                                ------------------------------------------------
                                    8.   SHARED DISPOSITIVE POWER
                                          1,742,135(1)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,745,635(2)

--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------



--------------
(1) Includes 1,685,535 shares of common stock held by HVFM-I, L.P., 49,067 shares of common stock issuable upon exercise of a warrant by HVFM-I, L.P. and 7,533 shares of common stock issuable upon exercise of stock options granted to Mr. Mullins and assignable to HVFM-I, L.P. Mr. Mullins is a member and manager of VFAM-I, L.L.C., the general partner of HVFM-I, L.P. Voting and investment power with respect to such shares is shared with the other Reporting Persons filing hereunder. Mr. Mullins disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.
(2) Includes 3,500 shares of common stock held by Mr. Mullins, 1,685,535 shares of common stock held by HVFM-I, L.P., 49,067 shares of common stock issuable upon exercise of a warrant held by HVFM-I, L.P. and 7,533 shares of common stock issuable upon exercise of stock options granted to Mr. Mullins and assignable to HVFM-I, L.P. Mr. Mullins is a member and manager of VFAM-I, L.L.C., the general partner of HVFM-I, L.P. Mr. Mullins disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

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CUSIP No. 00941P 10 6                13G                       Page 5 of 9 Pages
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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         W. Andrew Grubbs
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER OF                         5.   SOLE VOTING POWER
   SHARES                                3,500
BENEFICIALLY                     -----------------------------------------------
  OWNED BY
    EACH                            6.   SHARED VOTING POWER
 REPORTING                               1,742,135(1)
   PERSON                        -----------------------------------------------
    WITH                            7.   SOLE DISPOSITIVE POWER
                                         3,500
                                 -----------------------------------------------
                                    8.   SHARED DISPOSITIVE POWER
                                         1,742,135(1)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,745,635(2)

--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------




--------------
(1) Includes 1,685,535 shares of common stock held by HVFM-I, L.P., 49,067 shares of common stock issuable upon exercise of a warrant by HVFM-I, L.P. and 7,533 shares of common stock issuable upon exercise of stock options granted to J. Douglass Mullins and assignable to HVFM-I, L.P. Mr. Grubbs is a member and manager of VFAM-I, L.L.C., the general partner of HVFM-I, L.P. Voting and investment power with respect to such shares is shared with the other Reporting Persons filing hereunder. Mr. Grubbs disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.
(2) Includes 3,500 shares of common stock held by Mr. Grubbs, 1,685,535 shares of common stock held by HVFM-I, L.P., 49,067 shares of common stock issuable upon exercise of a warrant held by HVFM-I, L.P. and 7,533 shares of common stock issuable upon exercise of stock options granted to J. Douglass Mullins and assignable to HVFM-I, L.P. Mr. Grubbs is a member and manager of VFAM-I, L.L.C., the general partner of HVFM-I, L.P. Mr. Grubbs disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

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CUSIP No. 00941P 10 6                   13G                   Page 6 of 9 Pages
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Item 1.

         (a)      Name of Issuer: AirNet Communications Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  100 Rialto Place
                  Suite 300
                  Melbourne, Florida  32901

Item 2.

         (a) Name of Person Filing: This statement is being filed jointly by HVFM-I, L.P. ("HVFM"), VFAM-I, L.L.C. ("VFAM"), J. Douglass Mullins and W. Andrew Grubbs.

         (b)      Address of Principal Business Office:

                  The address of VFAM's and HVFM's principal business office is 1901 South Harbor City Boulevard, Suite 501, Melbourne, Florida 32901. Mr. Mullins' and Mr. Grubbs' business addresses are c/o VFAM-I, L.L.C., 1901 South Harbor City Boulevard, Suite 501, Melbourne, Florida 32901.

         (c) Citizenship: VFAM and HVFM are both organized under the laws of the State of Delaware. Mr. Mullins and Mr. Grubbs are both citizens of the United States.

         (d) Title of Class of Securities: Common Stock, par value $.001 per share.

         (e)      CUSIP Number:   00941P 10 6

Item 3.  Not Applicable.

Item 4.  Ownership.

         (a) As of December 31, 1999, HVFM is the beneficial owner of 1,742,135 shares of Common Stock, including 1,685,535 shares held directly by HVFM, 49,067 shares of Common Stock issuable upon exercise of a warrant held by HVFM and 7,533 shares of Common Stock issuable upon exercise of options granted to Mr. Mullins and assignable to HVFM.

                  As of December 31, 1999, VFAM is the beneficial owner of 1,742,135 shares of Common Stock, including 1,685,535 shares of Common Stock held by HVFM, 49,067 shares of Common Stock issuable upon exercise of a warrant by HVFM and 7,533 shares of Common Stock issuable upon exercise of stock options granted to Mr. Mullins and assignable to HVFM.

                  As of December 31, 1999, Mr. Mullins is the beneficial owner of 1,745,635 shares of Common Stock, including 3,500 shares of Common Stock held by Mr. Mullins, 1,685,535 shares of Common Stock held by HVFM, 49,067 shares of Common Stock issuable upon exercise of a warrant held by HVFM and 7,533 shares of Common Stock issuable upon exercise of stock options granted to Mr. Mullins and assignable to HVFM. Mr. Mullins is


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CUSIP No. 00941P 10 6                  13G                     Page 7 of 9 Pages


                  a member and manager of VFAM, the general partner of HVFM. Mr. Mullins disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

                  As of December 31, 1999, Mr. Grubbs is the beneficial owner of 1,745,635 shares of Common Stock, including 3,500 shares of Common Stock held by Mr. Grubbs, 1,685,535 shares of Common Stock held by HVFM, 49,067 shares of Common Stock issuable upon exercise of a warrant held by HVFM and 7,533 shares of Common Stock issuable upon exercise of stock options granted to Mr. Grubbs and assignable to HVFM. Mr. Grubbs is a member and manager of VFAM, the general partner of HVFM. Mr. Grubbs disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

         (b) As of December 31, 1999, the 1,742,135 shares of Common Stock beneficially owned by HVFM constitute 7.8% of the issued and outstanding shares of Common Stock (based on 22,280,336 shares of Common Stock issued and outstanding as of the date hereof, which consists of 22,223,736 shares of Common Stock issued and outstanding as reported in Issuer's Registration Statement on Form S-1, dated November 12, 1999 (the "Registration Statement"), 49,067 shares of Common Stock issuable upon exercise of warrants held by HVFM and 7,533 shares of Common Stock issuable upon exercise of options granted to Mr. Mullins and assignable to HVFM).

                  As of December 31, 1999, the 1,742,135 shares of Common Stock beneficially owned by VFAM also constitute 7.8% of the issued and outstanding shares of Common Stock (based on 22,280,336 shares of Common Stock, including 22,223,736 shares of Common Stock issued and outstanding as reported in the Registration Statement, 49,067 shares of Common Stock issuable upon exercise of warrants held by HVFM and 7,533 shares of Common Stock issuable upon exercise of options granted to Mr. Mullins and assignable to HVFM).

                  As of December 31, 1999, the 1,745,635 shares of Common Stock beneficially owned by Mr. Mullins constitute 7.8% of the issued and outstanding shares of Common Stock (based on 22,280,336 shares of Common Stock, including 22,223,736 shares of Common Stock issued and outstanding as reported in the Registration Statement, 49,067 shares of Common Stock issuable upon exercise of warrants held by HVFM and 7,533 shares of Common Stock issuable upon exercise of options granted to Mr. Mullins and assignable to HVFM). Mr. Mullins is a member and manager of VFAM, the general partner of HVFM, and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

                  As of December 31, 1999, the 1,745,635 shares of Common Stock beneficially owned by Mr. Grubbs constitute 7.8% of the issued and outstanding shares of Common Stock (based on 22,280,336 shares of Common Stock, including 22,223,736 shares of Common Stock issued and outstanding as reported in the Registration Statement, 49,067 shares of Common Stock issuable upon exercise of warrants held by HVFM and 7,533 shares of Common Stock issuable upon exercise of options granted to Mr. Mullins and assignable to HVFM). Mr. Grubbs is a member and manager of VFAM, the general partner of HVFM, and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

         (c)      (i)      Mr. Mullins has the sole power to vote or to direct
                           the vote of 3,500 shares of Common Stock. Mr. Grubbs has the sole power to vote or to direct the vote of 3,500 shares of Common Stock.

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CUSIP No. 00941P 10 6                 13G                      Page 8 of 9 Pages
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                  (ii)     HVFM has shared power to vote or direct the vote of
                           1,742,135 shares of Common Stock. VFAM has shared power to vote or to direct the vote of 1,742,135 shares of Common Stock. Mr. Mullins has shared power to vote or direct the vote of 1,742,135 shares of Common Stock. Mr. Grubbs has shared power to vote or direct the vote of 1,742,135 shares of Common Stock.

                  (iii) Mr. Mullins has the sole power to dispose or to direct the disposition of 3,500 shares of Common Stock. Mr. Grubbs has the sole power to dispose or to direct the disposition of 3,500 shares of Common Stock.

                  (iv) HVFM has shared power to dispose or to direct the vote of 1,742,135 shares of Common Stock. VFAM has shared power to dispose or to direct the disposition of 1,742,135 shares of Common Stock. Mr. Mullins has shared power to dispose or to direct the disposition of 1,742,135 shares of Common Stock. Mr. Grubbs has shared power to dispose or to direct the disposition of 1,742,135 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of more than Five Percent on Behalf of Another

         Pursuant to that certain Limited Partnership Agreement dated January 13, 1994 by and between VFAM-I, L.L.C. and Harris Corporation, Harris Corporation, the limited partner of HVFM, has the right to receive in-kind distributions of, or the proceeds from the sale of, the securities held by HVFM and subject to this filing.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


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CUSIP No. 00941P 10 6                  13G                     Page 9 of 9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2000

                                  HVFM-I, L.P.


                                  By:      VFAM-I, L.L.C., its General Partner


                                           By: /s/ J. Douglass Mullins
                                              ---------------------------------
                                                   J. Douglass Mullins, Manager

                                  VFAM-I, L.L.C.


                                  By: /s/ J. Douglass Mullins
                                      ----------------------------------------
                                           J. Douglass Mullins, Manager


                                      /s/ J. Douglass Mullins
                                      ----------------------------------------
                                          J. DOUGLASS MULLINS


                                      /s/ W. Andrew Grubbs
                                      ----------------------------------------
                                          W. ANDREW GRUBBS